

December 28, 2012

Via E-mail
Drew Massey
President and Chief Executive Officer
maniaTV Inc.
8335 Sunset Boulevard
West Hollywood, California 90069

> **Re:** **maniaTV Inc.**
> **Registration Statement on Form S-1**
> **Filed December 5, 2012**
> **File No. 333-185270**

Dear Mr. Massey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to the anticipated date of the effectiveness of your registration statement, disclose the name of the insured depository escrow institution where funds raised by this offering will be held pending the receipt of the minimum amount of funds. Describe the arrangements between Corporate Stock Transfer, Inc. and the insured depository escrow institution with respect to the escrow account and explain whether the depository escrow institution is a party to the escrow agreement.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Registration Statement's Facing Page

3.   The EDGAR system indicates that maniaTV Inc.'s primary standard industrial classification code number is 7374. Please revise.

Prospectus Cover Page

4.   Please confirm that your prospectus cover page will be no more than one page in length. Refer to Item 501(b) of Regulation S-K.

Prospectus Summary

5.   Please provide at the beginning of the summary and the business section on page 43 a discussion of the current state of your business operations. We note, for example, that you appear to currently operate a website.

Risk Factors, page 11

General

6.   Please advise whether you intend to register a class of securities under Section 12 of the Securities Exchange Act. If not, include a risk factor that informs potential investors that you will be not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those requirements vary from those imposed on fully reporting issuers.

7.   It appears reasonably likely that you will have less than three hundred record holders at your next fiscal year end and at the conclusion of the offering. As such it appears that there is a significant risk that your reporting obligations under Section 15(d) of the Securities Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective. Please provide a risk factor that addresses these circumstances and the resulting risks to potential investors.

8.   We note that based on the terms of the offering you may deposit in your escrow account an amount of the offering proceeds exceeding $250,000. Please add a risk factor which notes that the offering proceeds exceeding $250,000 will not be federally insured by the FDIC, as deposit insurance is currently limited to $250,000.

Plan of Distribution, page 28

9. Please disclose the circumstances under which you would expect to extend the offering period for an additional 90 days and how you will inform purchasers who already have submitted funds of an extension.

Principal Stockholders, page 36

10. You indicate in Footnote 1 that you have not included in Mr. Massey's beneficial ownership the 416,667 shares of Class A common stock owned by EBX V, L.P. over which Mr. Massey exercises voting control because he has no pecuniary interest in the shares. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. Refer to Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a). Accordingly, revise Mr. Massey's beneficial ownership to include the shares of Class A common stock owned by EBX V over which he has voting power, or advise.

Description of Business, page 43

11. We note that you reference third-party source materials in support of the industry data included in your document. We note, by way of example, the September 2012 report released by eMarketer and the April 2012 report published by IAB and PwC. Please provide us with copies of all third-party reports referenced in your document. Such copies should be marked or highlighted to show the information from the report that is referenced in your document. You should also include cross-references to the page in your document where such information is cited. Finally, tell us whether any of these third-party reports were prepared for you in connection with the preparation of this registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 54

Advertising Revenue, page 54

12. You disclose that direct agency/client advertising is sold at a premium rate compared to revenue generated from advertising networks. Please revise to quantify the approximate percentage or dollar amount of revenues generated from direct agency/client advertising for the periods presented.

13. You state that the size of your audience is a primary performance metric focused on by management in order to grow your revenue. You go on to report the page views generated by your website for the periods covered by your financial statements. Tell us whether you considered disclosing the number of unique users/unique visitors that visited

your website during the periods covered by your financial statements so as to provide potential investors with a better understanding of the size of your website's audience.

Future Liquidity and Cash Requirements, page 58

14.   We note your belief that you will be able to fund future cash requirements for operations from cash available, operating cash flows, additional borrowings, and issuance of equity securities. You go on to state that these sources of funds will be sufficient to continue your operations and planned capital expenditures. Revise your disclosure to inform potential investors whether you believe these capital resources are sufficient to cover your cash needs for the next 12 months. Refer to Item 11(h) of Form S-1 and Item 303(a)(1) and (2) of Regulation S-K. See also Section III.C of SEC Release No. 33-6835.

15.   Describe in this section the terms of the convertible note issued in February 2011 or include a cross reference to the discussion on page 40. Refer to Item 303 of Regulation S-K and Section IV.B of SEC Release 33-8350.

Consolidated Financial Statements

Notes to Financial Statements

Note 1. Organization, Operations and summary of Significant Accounting Policies

Revenue Recognition, page F-8

16.   On page 55 you disclose that revenues generated under certain arrangements with advertising agencies and brokers are reported net of amounts due to agencies and brokers. Please revise to disclose your related revenue recognition policy including the company's consideration of the factors in ASC 605-45-45 in determining the appropriateness of net presentation of these revenues.

Item 17. Undertakings, page II-3

17.   Given the nature of your offering, please advise as to why you have not included the undertaking related to Securities Act Rule 430C. Refer to Item 512(a)(5)(ii) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551 3456 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via Email
Jon D. Sawyer, Esq.
Jin, Schauer & Saad LLC